SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
J.A. Glaccum, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2022 (the “Schedule TO”) relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”) and wholly owned by Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders of the Company to tender up to 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.50 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Items 1 through 9 and Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:
On August 8, 2022, the Offeror announced an extension of the Expiration Time until 12:00 midnight, New York City time, on August 26, 2022, unless further extended in accordance with the applicable rules and regulations of the SEC. The Offer was previously scheduled to expire 12:00 midnight, New York City time, on August 15, 2022.
The Depositary and Paying Agent has advised the Offeror that, as of 6:00 PM, New York City time, on August 5, 2022, no shares of QIWI have been tendered pursuant to the Offer.
The Offeror and Mr. Solonin expect the Offer will be consummated promptly following the Expiration Time (as hereby extended).
The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B).
Summary Term Sheet
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the paragraph under the question “What is the purpose of the Offer?” and replacing it with the following two paragraphs:
On February 28, 2022, Nasdaq halted trading in the Company’s ADSs, significantly reducing the ability for stockholders of the Company to sell their Shares represented by ADSs. Nasdaq subsequently sent a request to the Company to issue a press release disclosing the effects of the recently enacted sanctions on the Company or state if no material effects were expected. On March 4, 2022, the Company issued a press release, which was included as Exhibit 99.1 to the Form 6-K filed the same day, stating that (a) the Company’s operations remain uninterrupted, (b) the U.S. and EU sanctions targeting Russia have had no immediate impact on QIWI’s operations and (c) neither the Company nor any of its subsidiaries is specifically targeted by the new sanctions enacted as a result of the Russian military operations in Ukraine. On March 7, 2022, Nasdaq announced that the trading would remain halted until the Company had satisfied Nasdaq’s request for additional information. The Company contacted Nasdaq and was informed following their discussion that there was no additional information being requested, and there has not been a determination to release the halt. Upon further correspondence with

Nasdaq, there is no indication that the Trading Halt will be lifted. The Company will remain available for contact, as it awaits further instructions or a decision on the Company’s status on Nasdaq.
While the ADSs are also listed for trading on the MOEX, trading by non-Russian investors on MOEX has been significantly restricted (the “MOEX Restrictions”). Mr. Solonin, the Company’s controlling shareholder and chairman of the Board, through the Offeror, an entity wholly owned by Mr. Solonin, has decided to provide liquidity to the Company’s stockholders who otherwise do not have access to the ability to trade the Shares or Shares represented by ADSs because of the Trading Halt or the MOEX Restrictions through a tender offer to repurchase the Shares and Shares represented by ADSs. While Mr. Solonin is a Russian citizen (who lives outside Russia and is a Cyprus tax resident), and could trade Shares generally on MOEX, he will not be able to transfer any Shares or ADSs purchased in the Offer from his accounts outside of Russia into the Russian securities depository for resale on MOEX due to European Union sanctions on the National Securities Depository of Russia. Mr. Solonin intends to hold the Shares acquired through the Offer for investment purposes. See Section 2 and Section 8.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the paragraph under the question “Has the Company or its Board adopted a position on the Offer?” and replacing it with the following paragraph:
The Company and its Board have not been involved in the Offer (other than responding to a small number of queries from the Offeror on factual matters). On August 2, 2022, the Company filed a Schedule 14D-9 (the “Schedule 14D-9”) with the position of Company with respect to the Offer as determined by the Board. As disclosed in the Schedule 14D-9, after careful consideration, the Board has determined that, due to the factors described therein, it cannot take a position with respect to the Offer. You must make your own decision as to whether to tender your Shares or Shares represented by ADSs and, if so, how many Shares or Shares represented by ADSs to tender. In so doing, you should read carefully the information set forth in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer and the Schedule 14D-9. See Section 2.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the paragraph under the question “How was the Purchase Price for the Shares of Shares represented by ADSs determined?” and replacing it with the following paragraph:
The Purchase Price of $2.50 is less than the Halted Price of $5.67 as well as the closing price of the ADSs on the MOEX on July 18, 2022 of ₽284.5 per Share, or $5.03 per Share using the Central Bank of Russia’s exchange rate as of July 18, 2022 of ₽56.5616 to $1.00. The difference between the Purchase Price on the one hand and the Halted Price or the trading price of the ADSs on the MOEX on the other hand reflects the reduction in value that accompanies securities for which there is an inability to quickly convert such security into cash, otherwise known as a lack of liquidity discount. Because non-Russian holders of Shares and Shares represented by ADSs cannot access trading on MOEX due to the Trading Restrictions and Nasdaq halted trading of the ADSs, holders of the Shares and Shares represented by ADSs no longer have the same access to liquidity for the Shares and the Shares represented by ADSs as existed just prior to the Trading Halt and the MEOX Restrictions. Accordingly, the Offeror and Mr. Solonin determined the Purchase Price of $2.50 per Share (including Shares represented by ADSs) to reflect this lack of liquidity discount. The discount applied to determine the Purchase Price is based on recent market activity for similarly situated issuers of securities with (i) a nexus to the Russian Federation, (ii) securities simultaneously listed on the MOEX and exchanges outside of the Russian Federation and (iii) similar trading halts to that of QIWI or other difficulties in connection with the ongoing hostilities in Ukraine. For example, we observed a 66% relative decrease from prior to the start of the hostilities in Ukraine to the time of the determination of the Purchase Price, in the trading prices of the shares of a publicly traded company with significant Russian operations and the target of Sanctions on MOEX versus the same shares on the Hong Kong Exchanges and Clearing Market. While there are always differences in circumstances between issuers of securities with ties to the Russian Federation, including different industries and the impact of Sanctions, the lack of liquidity discount applied to determine the Purchase Price reflects this recent market data showing a difference in trading prices of shares listed on MOEX and other exchanges where the trading volume has been reduced as a result of the hostilities in Ukraine.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the paragraph under the question “Will there be a subsequent offering period?” and replacing it with the following sentence:
No.
THE OFFER — 1. Terms of the Offer; Proration
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 1. Terms of the Offer; Proration” is hereby amended and supplemented by deleting in its entirety the fifth paragraph and replacing it with the following sentence:
There will not be a subsequent offering period.
THE OFFER — 2. Purpose of the Offer; Certain Effects of the Offer
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 2. Purpose of the Offer; Certain Effects of the Offer” is hereby amended and supplemented by deleting in its entirety the second paragraph below under subheading “Purpose of the Offer” and replacing it with the following two paragraphs:
On February 28, 2022, Nasdaq halted trading in the Company’s ADSs, significantly reducing the ability for stockholders of the Company to sell their Shares represented by ADSs. Nasdaq subsequently sent a request to the Company to issue a press release disclosing the effects of the recently enacted sanctions on the Company or state if no material effects were expected. On March 4, 2022, the Company issued a press release, which was included as Exhibit 99.1 to the Form 6-K filed the same day, stating that (a) the Company’s operations remain uninterrupted, (b) the U.S. and EU sanctions targeting Russia have had no immediate impact on QIWI’s operations and (c) neither the Company nor any of its subsidiaries is specifically targeted by the new sanctions enacted as a result of the Russian military operations in Ukraine. On March 7, 2022, Nasdaq announced that the trading would remain halted until the Company had satisfied Nasdaq’s request for additional information. The Company contacted Nasdaq and was informed following their discussion that there was no additional information being requested, and there has not been a determination to release the halt. Upon further correspondence with Nasdaq, there is no indication that the Trading Halt will be lifted. The Company continues to remain available for further discussion with Nasdaq, as it awaits further instructions or a decision on the Company’s status.
While the ADSs are also listed for trading on the MOEX, trading by non-Russian investors on MOEX has been significantly restricted (the “MOEX Restrictions”). Mr. Solonin, the Company’s controlling shareholder and chairman of the Board, through the Offeror, an entity wholly owned by Mr. Solonin, has decided to provide liquidity to the Company’s stockholders who otherwise do not have access to the ability to trade the Shares or Shares represented by ADSs because of the Trading Halt or the MOEX Restrictions through a tender offer to repurchase the Shares and Shares represented by ADSs. While Mr. Solonin is a Russian citizen, and thereby able to trade Shares generally on MOEX, he lives in Cyprus and is a Cyprus tax resident and will not be able to transfer any Shares or ADSs purchased in the Offer from his accounts in Cyprus into the Russian securities depository for resale on MOEX due to European Union sanctions on the National Securities Depository of Russia. Mr. Solonin intends to hold the Shares acquired through the Offer for investment purposes
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 2. Purpose of the Offer; Certain Effects of the Offer” is hereby amended and supplemented by adding the paragraphs below under subheading “Certain Effects of the Offer.” after the fifth paragraph thereunder:
Under the Cyprus Companies Law, CAP 113, as amended (the “Companies Law”), and as provided in Regulation 79B of the Company’s articles of association (the “Articles”), the Company can only take certain actions by means of a supermajority vote of 75% of its voting power, including, inter alia, amending the Company’s objects (subject to obtaining a court order), amending the Articles, changing the Company’s name (subject to prior approval by the Cyprus Registrar of Companies), reducing its share capital (subject to obtaining a court order), and winding up the Company. The completion of the Offer would increase the percentage of the Company’s voting power Mr. Solonin holds from 66.6% to 73.0% of the Company’s voting power (or 73.6% of the Company’s voting power if an additional 1,045,989 Shares are purchased pursuant to the 2% Option), and thereby closer to the supermajority threshold of 75%. However, any increase in the voting power of Mr. Solonin as a result of the completion of the Offer will not be sufficient for Mr. Solonin to take any actions under the Companies Law requiring a supermajority vote of 75% of the Company’s voting power.
In addition, the Companies Law and the Articles requires a separate vote of the holders of a given class of shares to alter the share rights attaching to such class. The Articles require, in addition to other corporate approvals, a supermajority vote of 75% of holders of a given class of shares to alter the rights attaching to shares of such class. Further, the Articles require 75% of the voting power represented by the Class A ordinary shares (including the Class A ordinary shares of the transferring member) for the transfer and sale of the Class A ordinary shares. Upon the completion of the offering, Mr. Solonin would beneficially own 19.1% of the Company’s issued and outstanding Shares (or 21.1% upon the purchase of additional Shares in connection with the 2% Option), and thereby would not be able to control a separate class vote of holders of the Shares. Mr. Solonin holds substantially all of the Class A ordinary shares and controls any separate class vote of holders of the Class A ordinary shares. The Offer will not impact Mr. Solonin’s Class A ordinary share holdings.
Mr. Solonin already controls, and will continue to control (irrespective of the Offer’s completion), any matter of the Company that is presented to shareholders and can be passed by a simple majority.
THE OFFER — 7. Conditions of the Offer
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 7. Conditions of the Offer” is hereby amended and supplemented by deleting the second and fifth sub-bullets of the second bullet and replacing them with the following:
•
the commencement or material escalation, on or after July 19, 2022, of war, armed hostilities or other international or national calamity, directly or indirectly involving the United States including, but not limited to, an escalation of hostilities between the Russian Federation and Ukraine such that the armed forces of the United States become engaged in direct combat operations in the territory of Ukraine or otherwise with the Russian Federation, any outbreak of a pandemic or contagious disease that is declared a global pandemic by the World Health Organization, or an escalation of the current COVID-19 pandemic such that the governor or legislature of any U.S. State issues a statewide stay-at-home order on or after July 19, 2022 or an act of terrorism, directly or indirectly involving the United States;

•
a material change in the U.S. dollar or Russian Ruble currency exchange rates or a suspension of or limitation on the markets for such currencies that, in our reasonable judgment, could have a material adverse effect on the Company’s or its subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or on the trading in the Shares (including the Shares represented by ADSs), or on the benefits we expect to receive from the Offer; or

The information set forth in the section of the Offer to Purchase titled “THE OFFER — 7. Conditions of the Offer” is hereby amended and supplemented by deleting the last paragraph in its entirety and replacing it with the following:
The conditions referred to above may be asserted or waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time, subject to applicable law. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Notwithstanding the foregoing, in the event that one or more events described above occurs before the Expiration Date, we will, as promptly as practical, notify the holders of Shares and Shares represented by ADSs of our determination as to whether to (i) waive or modify, in whole or in part, the condition and continue the Offer or (ii) terminate the Offer.
THE OFFER — 16. Fees and Expenses
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 16. Fees and Expenses” is hereby amended and supplemented by adding the following after the last paragraph of the section:
The following is an estimate of fees and expenses to be incurred by us and Mr. Solonin in connection with the Offer. The Company will not pay any of the fees and expenses to be incurred by us and Mr. Solonin.
SEC filing fee	$2,317.50
Depositary costs	$25,000
Information agent costs	$275,000
Legal fees and expenses	$250,000
Printing and related fees	$50,000
Total	$552,589.50

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
By:
/s/ Natallia Makarava

Name:
Natallia Makarava

Title:
Director

SERGEY SOLONIN
/s/ Sergey Solonin

Dated: August 8, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated July 19, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated July 19, 2022*
(a)(5)(B)	Press Release, dated August 8, 2022**
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table

*
Previously filed on July 19, 2022 as an exhibit to the Schedule TO.

**
Filed herewith